

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 30, 2009

Benjamin W. Hulburt
Chief Financial Officer
Rex Energy Corporation
476 Rolling Ridge Drive, Suite 300
State College, PA 16801

> **Re:** **Rex Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **Definitive Proxy**
> **Filed April 3, 2009**
> **File No. 1-33610**

Dear Mr. Hulburt:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note your reference to the SEC's Public Reference Room. Please revise to reflect our current address.

Marketing and Customers, page 10

2. We note that Countrymark Cooperative, LLP accounted for approximately 88% of your oil and gas revenues in 2008. Please revise to disclose the material terms of your agreements with Countrymark. In addition, please file any such agreements, or tell us why these do not need to be filed.

Quantitative and Qualitative Disclosures About Market Risk, page 60

3. Please identify for us which disclosure alternative in Item 305(a) of Regulation S-K you have chosen for each risk exposure category you discuss, and explain how your current disclosure complies with that requirement. In this regard, we note that you have not provided tabular disclosure, sensitivity analysis disclosure, or value at risk disclosure.

Legal Proceedings, page 34

PennTex Illinois and Rex Operating – EPA Enforcement Matter, page 34

4. Please identify all material costs incurred in the implementation of the air emission control program described in the consent decree dated April 4, 2007.

Controls and Procedures, page 114

5. You state that disclosure controls and procedures cannot provide absolute assurance of reaching their objectives because of their inherent limitations. Please revise to state whether your disclosure controls and procedures are designed to provide reasonable assurance regarding your reporting obligations and whether they were effective at providing that level of assurance.

Financial Statements

Note 10 – Fair Value of Financial Instruments and Derivative Instruments, page 91

6. We note your disclosure under this heading, as well as on page 74, indicating that net payments and realized gains and losses incurred in settling your commodity derivative instruments are reported in operating revenue, while unrealized gains and losses are shown in other income and expense on your Statement of Operations.

   Please tell us your rationale for having a different presentation of the realized and unrealized gains and losses on commodity derivative instruments, and explain how you calculate the net payments and realized gains and losses that are recorded in operating revenue. Please be sure to clarify how these amounts are being quantified in revenue when the open positions have been previously accrued as unrealized gains or losses, and reported within other income and expense on your Statements of Operations. We would also like to understand how the proximity of settlement to the close of a reporting period may impact the position of gains and losses on your commodity derivative instruments, by virtue of the realized and unrealized characterizations.

Additionally, please identify the line item in which you record realized gain or loss on interest rate swaps used in hedging the borrowings under your credit facility.

Exhibits 31.1 and 31.2

7. We note that you have included your officers' titles in each of your certifications. Please revise to reflect the exact form of certification found in Item 601(b)(31).

Definitive Proxy filed April 3, 2009

8. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments. To the extent the following comments apply to disclosure in your Form 10-K, include corresponding revisions to that filing.

Compensation Discussion and Analysis, page 12

2008 Compensation Program, page 16

9. We note that you "benchmark the total compensation of [y]our executives to determine if it is competitive." Please disclose the names of the companies that constitute your peer group for purposes of compensation benchmarking. See Compliance and Disclosure Interpretation 118.05.

Similarly, we note your statement on page 14 that you "have not targeted any particular average, percentile level or other metric" for executive compensation. On page 16, however, you disclose that you significantly increased your CEO's salary and other compensation so that he can earn total compensation at the "50th percentile" if he and the company meet their performance goals. So, it appears that you have targeted a specific percentile level. Please revise your disclosure for consistency.

Annual Incentive Compensation, page 16

10. We note that half of your executives' annual incentive compensation is based on the achievement of individual objectives that the CEO or board establishes each year, while the other half is tied to company-wide financial and operational performance targets. It appears then that these individual performance goals are material to your executive compensation policies and must be disclosed unless doing so would result in competitive harm. See Compliance and Disclosure Interpretation 118.04.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Benjamin W. Hulburt
Rex Energy Corporation
April 30, 2009
Page 5

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director